SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                        Headway Corporate Resources, Inc.
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                         (Title of Class of Securities)

                                    422101105
                                 (CUSIP Number)

                         Andersen, Weinroth & Co., L.P.
                           1330 Avenue of the Americas
                            New York, New York 10019
                            Telephone: (212) 842-1600

                                    Copy To:
                              Bonnie Greaves, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices)

                                December 29, 2000
             (Date of Event which requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ofss. 240.13d-1(e),ss. 240.13d-1(f) orss. 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 422101105
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     ANDERSEN, WEINROTH & CO., L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e)                           [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
                          7.  Sole Voting Power

                              456,000
     Number of            ------------------------------------------------------
      Shares              8.  Shared Voting Power
   Beneficially
     Owned By                 0
       Each               ------------------------------------------------------
     Reporting            9.  Sole Dispositive Power
      Person
       With                   456,000
                          ------------------------------------------------------
                          10. Shared Dispositive Power

                              0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     456,000
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                 [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     3.9%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

CUSIP No. 422101105
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     A.W.&CO.GP INC.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e)                           [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
                          7.  Sole Voting Power

                              0
     Number of            ------------------------------------------------------
      Shares              8.  Shared Voting Power
   Beneficially
     Owned By                 456,000
       Each               ------------------------------------------------------
     Reporting            9.  Sole Dispositive Power
      Person
       With                   0
                          ------------------------------------------------------
                          10. Shared Dispositive Power

                              456,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     456,000
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                 [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     3.9%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 422101105
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     G. CHRIS ANDERSON
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e)                           [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
                          7.  Sole Voting Power

                              472,700
     Number of            ------------------------------------------------------
      Shares              8.  Shared Voting Power
   Beneficially
     Owned By                 505,965
       Each               ------------------------------------------------------
     Reporting            9.  Sole Dispositive Power
      Person
       With                   472,700
                          ------------------------------------------------------
                          10. Shared Dispositive Power

                              505,965
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     978,665
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                 [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. 422101105
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person

     STEPHEN D. WEINROTH
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e)                           [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
                          7.  Sole Voting Power

                              82,800
     Number of            ------------------------------------------------------
      Shares              8.  Shared Voting Power
   Beneficially
     Owned By                 456,000
       Each               ------------------------------------------------------
     Reporting            9.  Sole Dispositive Power
      Person
       With                   82,800
                          ------------------------------------------------------
                          10. Shared Dispositive Power

                              456,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     538,800
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                 [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     4.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

              This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 17, 2000 by Andersen, Weinroth & Co., L.P., ("AW L.P."), A.W. & Co. GP Inc. ("AW Inc."), G. Chris Andersen ("Andersen") and Stephen D. Weinroth ("Weinroth") (the "Schedule 13D"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration

              Item 3 is hereby supplemented and amended by the insertion of the following at the end thereof:

              "The purchase price for Andersen's purchases described in Item 5 were obtained from his personal funds."

Item 4.       Purpose of Transaction

              Item 4 is hereby supplemented and amended by the insertion of the following at the end thereof:

              "Andersen acquired the shares of Headway Common Stock for the purpose of making an equity investment in the Issuer. Andersen intends to continuously review his investment in the Issuer on the basis of various factors, including the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and those for the Issuer's securities in particular, other developments and other investment opportunities available to Andersen. Based upon such review, Andersen will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time, which may include the acquisition of additional shares of Headway Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, Andersen may determine to dispose of some or all of the Headway Common Stock that he currently owns or that he may later acquire, either in the open market or in privately negotiated transactions.

              Other than as described above, Andersen does not currently have any plans or proposals that would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above."

Item 5.       Interest in Securities of the Issuer

              Item 5 is hereby amended and restated in its entirety as follows:

              "(a) and (b) AW L.P. is the beneficial owner of and has the sole power to vote and direct the voting and the sole power to dispose of and direct the disposition of 456,000 shares of Headway Common Stock, representing 3.9% of the outstanding shares of Headway Common Stock.

              As the general power of AW L.P., AW Inc. has the shared power to vote and direct the voting and the shared power to dispose of and direct the disposition of the 456,000 shares of Headway Common Stock beneficially owned by AW L.P. and may, accordingly, be deemed to be the beneficial owner of 456,000 shares of Headway Common Stock, representing 3.9% of the outstanding shares of Headway Common Stock.

              As a shareholder of AW Inc., Andersen may have the shared power to vote and direct the voting and the shared power to dispose of and direct the disposition of the 456,000 shares of Headway Common Stock beneficially owned by AW L.P. and may, accordingly, be deemed to be the beneficial owner of 456,000 shares of Headway Common Stock. Andersen is also the beneficial owner of 472,700 shares of Headway Common Stock and has the sole power to vote and direct the voting and the sole power to dispose of and direct the disposition of 472,700 of Headway Common Stock. As a trustee of the G. Chris Andersen Family Foundation (the "Foundation"), Andersen has the shared power to vote and direct the voting and the shared power to dispose of and direct the disposition of 49,965 shares of Headway Common Stock beneficially owned by the Foundation and may, accordingly, be deemed to be the beneficial owner of 49,965 shares of Headway Common Stock. The shares of Headway Common Stock beneficially owned or deemed to be beneficially owned by Andersen constitutes 8.4% of the outstanding shares of Headway Common Stock. AW L.P., AW Inc. and Weinroth hereby disclaim beneficial ownership of the 505,965 shares of Headway Common Stock beneficially owned by Andersen and the Foundation.

              As a shareholder of AW Inc., Weinroth may have the shared power to vote and direct the voting and the shared power to dispose of and direct the disposition of the 456,000 shares of Headway Common Stock beneficially owned by AW L.P. and may, accordingly, be deemed to be the beneficial owner of 456,000 shares of Headway Common Stock. Weinroth is also the beneficial owner of 82,800 shares of Headway Common Stock and has the sole power to vote and direct the voting and the sole power to dispose of and direct the disposition of the 82,800 shares of Headway Common Stock. The shares of Headway Common Stock beneficially owned or deemed to be beneficially owned by Weinroth constitutes 4.6% of the outstanding shares of Headway Common Stock. AW L.P., AW Inc. and Andersen hereby disclaim beneficial ownership of the 82,800 shares of Headway Common Stock beneficially owned by Weinroth.

              (c) In the last sixty days, Andersen acquired in market transactions the following number of shares of Headway Common Stock on the dates and at the price per share set forth below:

                      Shares of Headway Common
  Date                      Stock Acquired                       Price Per Share
--------------------------------------------------------------------------------
12/11/00                        3,000                                  $1.53
--------------------------------------------------------------------------------
12/11/00                        2,000                                  $1.4125
--------------------------------------------------------------------------------
12/11/00                        2,000                                  $1.4125
--------------------------------------------------------------------------------
12/11/00                        2,000                                  $1.5375
--------------------------------------------------------------------------------
12/11/00                        2,000                                  $1.53
--------------------------------------------------------------------------------
12/11/00                        1,000                                  $1.53
--------------------------------------------------------------------------------
12/11/00                        3,000                                  $1.53
--------------------------------------------------------------------------------
12/11/00                        2,000                                  $1.5375
--------------------------------------------------------------------------------
12/19/00                          500                                  $1.518
--------------------------------------------------------------------------------
12/19/00                        4,500                                  $1.518
--------------------------------------------------------------------------------
12/19/00                        5,000                                  $1.518
--------------------------------------------------------------------------------
12/19/00                        5,000                                  $1.518
--------------------------------------------------------------------------------
12/20/00                        1,000                                  $1.518
--------------------------------------------------------------------------------
12/20/00                        1,000                                  $1.518
--------------------------------------------------------------------------------
12/20/00                          200                                  $1.518
--------------------------------------------------------------------------------
12/20/00                        2,800                                  $1.518
--------------------------------------------------------------------------------
12/20/00                          500                                  $1.518
--------------------------------------------------------------------------------
12/20/00                        1,900                                  $1.518
--------------------------------------------------------------------------------
12/20/00                          500                                  $1.518
--------------------------------------------------------------------------------
12/20/00                        2,100                                  $1.518
--------------------------------------------------------------------------------
12/20/00                        4,200                                  $1.518
--------------------------------------------------------------------------------
12/20/00                          800                                  $1.518
--------------------------------------------------------------------------------
12/20/00                          200                                  $1.518
--------------------------------------------------------------------------------
12/20/00                        4,000                                  $1.518
--------------------------------------------------------------------------------
12/20/00                          800                                  $1.518
--------------------------------------------------------------------------------
12/20/00                        5,000                                  $1.518
--------------------------------------------------------------------------------
12/20/00                        2,000                                  $1.518
--------------------------------------------------------------------------------
12/21/00                        3,000                                  $1.519
--------------------------------------------------------------------------------
12/21/00                        2,300                                  $1.519
--------------------------------------------------------------------------------
12/21/00                          500                                  $1.519
--------------------------------------------------------------------------------
12/21/00                        4,000                                  $1.519
--------------------------------------------------------------------------------
12/21/00                          200                                  $1.519
--------------------------------------------------------------------------------
12/22/00                          600                                  $1.519
--------------------------------------------------------------------------------
12/22/00                        2,000                                  $1.519
--------------------------------------------------------------------------------
12/22/00                        2,100                                  $1.519
--------------------------------------------------------------------------------
12/22/00                        5,300                                  $1.519
--------------------------------------------------------------------------------
12/26/00                        1,000                                  $1.519
--------------------------------------------------------------------------------
12/26/00                        1,000                                  $1.519
--------------------------------------------------------------------------------
12/26/00                          200                                  $1.518
--------------------------------------------------------------------------------
12/26/00                        3,000                                  $1.518
--------------------------------------------------------------------------------
12/26/00                        2,000                                  $1.518
--------------------------------------------------------------------------------
12/26/00                        2,000                                  $1.519
--------------------------------------------------------------------------------
12/26/00                          800                                  $1.519
--------------------------------------------------------------------------------
12/26/00                          200                                  $1.519
--------------------------------------------------------------------------------

                      Shares of Headway Common
  Date                      Stock Acquired                       Price Per Share
--------------------------------------------------------------------------------
12/26/00                          400                                  $1.519
--------------------------------------------------------------------------------
12/26/00                        4,400                                  $1.519
--------------------------------------------------------------------------------
12/27/00                        2,000                                  $1.519
--------------------------------------------------------------------------------
12/27/00                        2,000                                  $1.519
--------------------------------------------------------------------------------
12/27/00                          300                                  $1.519
--------------------------------------------------------------------------------
12/27/00                        5,700                                  $1.519
--------------------------------------------------------------------------------
12/27/00                       10,000                                  $1.519
--------------------------------------------------------------------------------
12/27/00                        1,300                                  $1.519
--------------------------------------------------------------------------------
12/27/00                        8,000                                  $1.519
--------------------------------------------------------------------------------
12/27/00                          700                                  $1.519
--------------------------------------------------------------------------------
12/27/00                       10,000                                  $1.519
--------------------------------------------------------------------------------
12/27/00                       10,000                                  $1.519
--------------------------------------------------------------------------------
12/27/00                       10,000                                  $1.519
--------------------------------------------------------------------------------
12/17/00                        5,000                                  $1.519
--------------------------------------------------------------------------------
12/27/00                        1,000                                  $1.519
--------------------------------------------------------------------------------
12/27/00                        4,000                                  $1.519
--------------------------------------------------------------------------------
12/27/00                        1,000                                  $1.519
--------------------------------------------------------------------------------
12/27/00                        9,000                                  $1.519
--------------------------------------------------------------------------------
12/27/00                       10,000                                  $1.519
--------------------------------------------------------------------------------
12/27/00                        1,400                                  $1.519
--------------------------------------------------------------------------------
12/27/00                        8,600                                  $1.519
--------------------------------------------------------------------------------
12/27/00                        9,000                                  $1.519
--------------------------------------------------------------------------------
12/27/00                        1,000                                  $1.519
--------------------------------------------------------------------------------
12/27/00                        8,000                                  $1.519
--------------------------------------------------------------------------------
12/27/00                        1,500                                  $1.519
--------------------------------------------------------------------------------
12/27/00                          500                                  $1.518
--------------------------------------------------------------------------------
12/27/00                        3,500                                  $1.519
--------------------------------------------------------------------------------
12/27/00                        5,000                                  $1.519
--------------------------------------------------------------------------------
12/27/00                        1,500                                  $1.519
--------------------------------------------------------------------------------
12/27/00                          500                                  $1.518
--------------------------------------------------------------------------------
12/27/00                        9,000                                  $1.519
--------------------------------------------------------------------------------
12/27/00                          500                                  $1.519
--------------------------------------------------------------------------------
12/27/00                       10,000                                  $1.519
--------------------------------------------------------------------------------
12/28/00                        4,500                                  $1.519
--------------------------------------------------------------------------------
12/28/00                        1,000                                  $1.519
--------------------------------------------------------------------------------
12/28/00                        1,900                                  $1.519
--------------------------------------------------------------------------------
12/28/00                        2,600                                  $1.519
--------------------------------------------------------------------------------
12/28/00                        2,400                                  $1.519
--------------------------------------------------------------------------------
12/28/00                          400                                  $1.519
--------------------------------------------------------------------------------
12/28/00                          400                                  $1.519
--------------------------------------------------------------------------------
12/28/00                          100                                  $1.519
--------------------------------------------------------------------------------
12/28/00                        5,000                                  $1.519
--------------------------------------------------------------------------------
12/28/00                        1,700                                  $1.519
--------------------------------------------------------------------------------
12/29/00                          500                                  $1.519
--------------------------------------------------------------------------------
12/29/00                          900                                  $1.519
--------------------------------------------------------------------------------
12/29/00                        8,600                                  $1.519
--------------------------------------------------------------------------------

                      Shares of Headway Common
  Date                      Stock Acquired                       Price Per Share
--------------------------------------------------------------------------------
12/29/00                        2,800                                  $1.394
--------------------------------------------------------------------------------
12/29/00                        3,900                                  $1.394
--------------------------------------------------------------------------------
12/29/00                          100                                  $1.394
--------------------------------------------------------------------------------
12/29/00                          300                                  $1.394
--------------------------------------------------------------------------------
12/29/00                          300                                  $1.394
--------------------------------------------------------------------------------
12/29/00                          200                                  $1.394
--------------------------------------------------------------------------------
12/29/00                        3,900                                  $1.519
--------------------------------------------------------------------------------
12/29/00                        5,000                                  $1.519
--------------------------------------------------------------------------------
12/29/00                        1,100                                  $1.519
--------------------------------------------------------------------------------
12/29/00                        5,000                                  $1.393
--------------------------------------------------------------------------------
12/29/00                          600                                  $1.519
--------------------------------------------------------------------------------
12/29/00                        4,000                                  $1.519
--------------------------------------------------------------------------------
12/29/00                        5,400                                  $1.519
--------------------------------------------------------------------------------
12/29/00                        2,400                                  $1.519
--------------------------------------------------------------------------------
12/29/00                        6,500                                  $1.519
--------------------------------------------------------------------------------
12/29/00                        1,100                                  $1.519
--------------------------------------------------------------------------------
12/29/00                        9,500                                  $1.519
--------------------------------------------------------------------------------
12/29/00                          500                                  $1.519
--------------------------------------------------------------------------------
 1/2/01                         5,000                                  $1.519
--------------------------------------------------------------------------------

              According to Amendment No. 4 to the Statement on Schedule 13D filed on December 29, 2000 by HCM, HCM has disposed of all of the Headway Common Stock previously held by it.

              Except as described herein, there have been no transactions by any Reporting Person or, to the knowledge of the Reporting Persons, any director or executive officer of AW Inc., in securities of the Issuer during the past sixty days.

              (d) No one other than AW L.P., AW Inc., Andersen and Weinroth is known to have the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the 456,000 shares of Headway Common Stock beneficially owned by AW L.P., the 505,965 shares of Headway Common Stock beneficially owned by Andersen (other than the 49,965 shares of Headway Common Stock beneficially owned by the Foundation) or the 82,800 shares of Headway Common Stock beneficially owned by Weinroth.

              (e) With respect to AW L.P., AW Inc. and Weinroth only, December 29, 2000."

Item 7.       Material to be Filed as Exhibits.

              Exhibit 1 Joint Filing Agreement among AW L.P., AW Inc., Andersen and Weinroth pursuant to Rule
                           13d-1(k)(1)(iii).*



         * Filed as an exhibit to the Schedule 13D, dated as of March 17, 2000.

                                   SIGNATURES

              After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   March 5, 2001

                                       ANDERSEN, WEINROTH & CO., L.P.

                                       By:  A.W. & Co. GP Inc., general partner


                                          By:   /s/ Stephen D. Weinroth
                                             -----------------------------------
                                             Name:  Stephen D. Weinroth
                                             Title: President



                                       A.W. & CO. GP INC.



                                       By:   /s/ Stephen D. Weinroth
                                          --------------------------------------
                                          Name:  Stephen D. Weinroth
                                          Title: President




                                                /s/ G. Chris Andersen
                                       -----------------------------------------
                                                    G. CHRIS ANDERSEN





                                                /s/ Stephen D. Weinroth
                                       -----------------------------------------
                                                    STEPHEN D. WEINROTH